Exhibit 15.2

Management Discussion and Analysis

August 31, 2017

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2017 and 2016. The MD&A was prepared as of November 29, 2017. All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2017

Financial:

•	Subsequent to the period, the Company received loans in the amount of US$339,710 maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 per share.Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.36 per share.

•	In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 214,864 common shares.

•	The Company also entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

•	During the year ended August 31, 2017, the Company received loans in the amount of US$884,078 with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share.Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

•	On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

Management Discussion and Analysis

August 31, 2017

•	On September 1, 2016, the Company closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share. The common stock issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common stock becomes effective.

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission. The Commission declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

•	During the year ended August 31, 2016, the Company closed US $1,000,000 in gold loans with the following terms:

• Under the terms of the loan agreements, the gold loans are for a period of three years, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.70 per share.Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.

Management Discussion and Analysis

August 31, 2017

The Company also closed and additional US $100,000 in gold loans with the following terms:

•	Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form. If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.50 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.375 per share. There is no prepayment penalty.

The Company also closed and additional US $200,000 in gold loans with the following terms:

•	Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form. If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.40 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.38 per share. There is no prepayment penalty.

•	On July 8, 2015, the Company closed US $1,530,000 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share at the option of the lender. There is no prepayment penalty. An 8% finder’s fee was paid through the issuance of 442,548 common shares at a price of $0.40 per share with a value of $177,019.

Management Discussion and Analysis

August 31, 2017

Operational:

•	Tanzania suspended granting of new mining licenses and froze the renewal of expired mining permits until further notice under their new legislative changes that seek to enable the government to re-negotiate of Mining Developments Agreements among other things.

•	The signing of the Buckreef Special Mining Licence renewal application certificate which was postponed in March 2017 is still on the hold as the Minister of Energy and Minerals was fired from his post during the quarter.

•	The company successfully completed ground clearing and surveying the demarcated Buckreef mega-pit outline.

•	Proposed Grade Control drill collars were marked and surveyed covering the entire Buckreef mega-pit site.

•	The company also commenced ground clearing of the two sites proposed for the construction of the tailings storage facility (TSF) for the Buckreef mining operation.

•	An updated internal report on the financial projections for the Buckreef Mine Closure Conceptual Plan was completed.

•	No mining or ore processing activities conducted at South Pit and Plant during the month. Status is still care and maintenance while we wait for the issuance of the renewed SML certificate.

•	Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of 31st August, 2017 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•	The disposition of the Ore stockpiled as of 31st August 2017, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 11,232.90t @ 3.85g/t Au (1,389.27 Ozs) & Crusher Pad: 2,250t @ 3.88g/t Au (280.84 Ozs).

•	Illegal mining activities at the Buziba, Eastern Porphyry Prospect, Bingwa Prospect, Kihesa Area and Tembo North have persisted throughout the 4th quarter as efforts to evict the illegal miners from these areas have been unsuccessful with local government officials insisting we pay land-holders their relocation and compensation figures first.

Management Discussion and Analysis

August 31, 2017

Overall Performance

As at August 31, 2017, the Company had current assets of $1,922,088, compared to $1,032,319 on August 31, 2016. The increase is mainly due to the cash inflow of $5,589,501 (2016 - $nil) in connection with the proceeds of the private placements, net of issue costs, closed during September 2016 as well as inflows from proceeds of convertible loans issued of $1,181,993 (2016 - $221,115). This was offset by outflows in regards to expenditures on exploration of $1,568,614 (2016 - $688,296) and cash used in operations of $4,283,489 (2016 - $1,914,495). Mineral properties and deferred exploration assets were $46,920,303 as at August 31, 2017, compared to $45,802,858 at August 31, 2016.

Net loss for the year ended August 31, 2017 was $6,434,112, compared to a net loss of $12,781,902 in the comparable year ended August 31, 2016. The main difference in net loss between the two periods is due to the following fluctuations:

-	An increase in consulting fees for the year ended August 31, 2017 to $805,943, compared to $432,316 in the comparable year ended August 31, 2016. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expense amounting to $458,700 for the year ended August 31, 2017 as compared to $623,716 for comparable period in 2016.

-	An increase in professional fees expense to $754,738 for the year ended August 31, 2017, compared to $387,177 for the year ended August 31, 2016. Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters.

-	Higher share based payment expense of $1,772,663 during the year ended August 31, 2017, as compared to a recovery of $38,996 during the year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 of the audited consolidated financial statements for the year ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

-	A decrease in the loss on the revaluation of derivative liability and change in value of warrant liability to $nil and $nil respectively for the year ended August 31, 2017 as compared to a loss of $3,905,000 and $946,600 respectively for the year ended August 31, 2016. During the year ended August 31, 2017, as a result of the change in functional currency, gains and losses on derivative instruments are no longer recognized.

-	A decrease in write offs of mineral properties to $124,717 during the year ended August 31, 2017, compared to $3,516,268 during the year ended August 31, 2016. See details in note 4 of the audited consolidated financial statements for the years ended August 31, 2017 and 2016 for details.

Management Discussion and Analysis

August 31, 2017

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production. These variances are further discussed below.

Share Capital:

During the year ended August 31, 2017, the Company issued 695,991 shares (2016 – 50,000 shares) pursuant to the RSU plan with a value of $1,040,990 (2016 - $120,500). The Company issued 814,089 (2016 – 536,137) shares with a value of $542,447 (2016 - $372,130) in connection with interest payments related to the bullion loans outstanding. The Company issued 458,329 and 187,321 shares with a value of $288,747 and $131,998 respectively for settlement of various leases and amounts due to related parties, respectively. The Company also completed its private placement financing in September 2016 issuing 7,197,543 shares for proceeds, net of issue costs, of $5,589,501 (2016 - $nil). In connection with the private placement closed in September 2016, the Company also issued 3,146,944 (2016 – 233,258) shares pursuant to cashless exercise of warrants issued on the private placement. In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2016	85
Proceeds from private placements, net of issue costs	5,590
Net proceeds from convertible loans	1,182
Net proceeds (repayments) from loans from related parties	(33)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,568)
General corporate expenses	(4,245)
Funds available August 31, 2017	$1,011

At August 31, 2017, the Company had a working capital deficiency of $6,552,376 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $96,566,577 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. In September 2016, the Company raised US$5 Million financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Management Discussion and Analysis

August 31, 2017

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development. Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success. Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets. For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2017, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow. Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•	There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development. The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•	The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•	Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis

August 31, 2017

Selected Financial Information

	As at and for the year ended August 31, 2017	As at and for the year ended August 31, 2016	As at and for the year ended August 31, 2015
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(6,434,112)	$(12,781,902)	$(8,995,697)
Basic income (loss) per share	$(0.05)	$(0.12)	$(0.09)
Diluted income (loss) per share	$(0.05)	$(0.12)	$(0.09)
Total assets	$51,353,088	$49,885,545	$53,108,859
Total long term financial liabilities	$1,774,581	$1,645,529	$680,000
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2017 were $1,242,162 compared to $1,168,935 for the year ended August 31, 2016. The amount has increased as compared with the prior year due primarily to additions of $1,900,000 in connection with accrued amounts owing in connection with the Buckreef joint venture, offset by $1,933,614 (2016 - $nil) representing a decrease due to foreign exchange in the current period stemming from the change in functional currency from Canadian dollars to US dollars as of September 1, 2016. The increase excluding these amounts saw expenditures of $1,425,776 year ended August 31, 2017 compared to $1,168,935 during 2016 is due to the Company’s recently closed private placement financing out of which resources were allocated to license fees and other costs to keep properties in good standing and advance them towards production.

Net loss for the year ended August 31, 2017 was $6,434,112, compared to a net loss of $12,781,902 for the comparable year ended August 31, 2016. For the three month period ended August 31, 2017 and 2016, there was a net loss of $1,307,313 compared to a net loss of $5,509,566, respectively. The main difference in net loss between the comparable periods ended August 31, 2017 and 2016 is mainly due to the variances discussed above.

Variances in the remaining expenditures is set out below:

For the year ended August 31, 2017, depreciation expense was $421,984, compared to $478,699 for the year ended August 31, 2016. The decrease of $56,715 is due to a lower overall capital assets base as there were no additions during the period and prior fiscal year.

Consulting fees for the year ended August 31, 2017 were $805,943, compared to $432,316 in the comparable year ended August 31, 2016. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expenses discussed below. Consulting fees for the three months ended August 31, 2017 were $272,597 compared to $204,446 in the comparable period ended August 31, 2016. The reason for the increase for the three month period is the same as above.

Management Discussion and Analysis

August 31, 2017

Directors’ fees for the year ended August 31, 2017 were $186,826, compared to $285,188 in the comparable year ended August 31, 2016. The amount decreased as compared to the same period in the prior year due to director resignations during the year as well as lower RSU expense in the current period, driven by lower stock prices for most of the year and a reduction of RSU issuances in favour of the newly adopted stock option plan. For the three month period ended August 31, 2017, director fees amounted to $27,907 (2016 - $54,890). The reason for the decrease for the three month period is the same as above.

Office and general expenses for the year ended August 31, 2017 were $197,456, compared to $246,938 in the comparable year ended August 31, 2016. Office and general costs decreased between the comparable periods due to continued cost reduction measures across all areas of the Company. For the three month period ended August 31, 2017, office and general expenses were $44,777 compared to $87,752 in the comparable period ended August 31, 2016. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the year ended August 31, 2017 increased to $476,285 from $249,645 for the comparable year ended August 31, 2016. The amounts increased due to higher spending in the current fiscal year on investor relations as the Company hired new investor relations consultants. For the three month period ended August 31, 2017, shareholder information costs were $113,838 compared to $99,299 for the three month period ended August 31, 2016. Shareholder information costs were comparable between the two periods.

Professional fees increased by $367,561 for the year ended August 31, 2017 to $754,738 from $387,177 for the year ended August 31, 2016. Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters. For the three month period ended August 31, 2017 professional fees went from $127,180 for the year ended August 31, 2016 to $17,001. The decrease is due to various costs incurred in the last quarter of fiscal 2016 as the Company prepared for the financing closed in September 2016.

Salaries and benefits expense decreased to $458,700 for the year ended August 31, 2017 from $623,716 for the year ended August 31, 2016. Salaries and benefits decreased as the Company moved towards using consultants in the place of salaried employees which carries a lower cost than having salaried employees as well as the Company reducing its workforce wherever possible in an effort to minimize costs. The expenses for the corresponding three month period ending August 31, 2017 and 2016 were $116,309 and $57,788 respectively and increased in the current period as the third and fourth quarters of the prior year saw the largest staffing cuts as the Company was under Force Majeure during the period leading up.

Share based payments for the year ended August 31, 2017 were $1,772,663, compared to a recovery of $38,996 in the comparable year ended August 31, 2016. The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2016 – nil) with a value of $1,725,000 (2016 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 6 of the audited consolidated financial statements for the three and years ended August 31, 2017 and 2016 for details of RSU’s and stock options issued).

Management Discussion and Analysis

August 31, 2017

For the year ended August 31, 2017, travel and accommodation expense decreased by $30,414 from $61,881 in 2016 to $31,267. For the three months ended August 31, 2017 and 2016, travel and accommodation expense decreased by $43,876 from $39,773 in 2016 to $(4,103). Travel and accommodation expense decreased in comparison to the comparable period as various personnel took trips to Tanzania to assess the development of the Buckreef project during the last quarter in 2016 as well as refunds on travel overpayments in the current quarter.

For the year ended August 31, 2017, the foreign exchange gain was $161,593 compared to an exchange gain of $111,352 for the same year ended August 31, 2016. The primary reason is the US Dollar exchange rate decreasing from 1.312 at August 31, 2016 to 1.258 at August 31, 2017.

The interest accretion expense for the year ended August 31, 2017 was $725,696, compared to $1,028,568 for the year ended August 31, 2016. Interest accretion decreases as loans approach their maturity date.

A loss of $nil (2016 – $3,905,000 loss) was recognized during the year ended August 31, 2017, in connection with the revaluation of the derivative liability and $nil (2016 – $946,600 loss) was recognized during the year ended August 31, 2017, in connection with the revaluation of the warrant liability. The derivative and warrant liabilities are revalued at every reporting period using the Black-Scholes model. On September 1, 2016, upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and reclassified to reserve for share based payments.

A decrease in write offs of mineral properties to $124,717 during the year ended August 31, 2017, compared to $3,516,268 during the year ended August 31, 2016. See details in note 4 of the audited consolidated financial statements for the years ended August 31, 2017 and 2016 for details.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,307)	$(1,643)	$(1,465)	$(2,019)	$(5,510)	$(1,052)	$(5,057)	$(1,163)
Basic and diluted income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)	$(0.01)	$(0.05)	$(0.01)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and former CEO who is currently still a director.

Management Discussion and Analysis

August 31, 2017

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. In September 2016, the Company raised US$5 Million financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At August 31, 2017 the Company had a working capital deficiency of $6,552,376 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $96,566,577 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam provided notice of Force Majeure under its agreement with STAMICO, owned by Tanzanian Treasury. The notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit and other areas within the Buckreef site, thereby endangering the Company’s team and preventing Tanzam from continuing its mining operations.

The Company was requested by the Deputy Minister of Energy and Minerals to provide an area of access for artisanal miners within 14 days of notice. The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements.

On the 15th day following notice, the occupation by illegal miners occurred as the Company refused to allow access to areas that represent a material portion of the deposit according to the Company’s NI 43-101 technical reports. The Company has communicated to both the Minister and the Deputy Minister, indicating its willingness to provide an area of access to legitimate artisanal miners.

On June 9th, 2016, Force Majeure was lifted.

Management Discussion and Analysis

August 31, 2017

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2017 an accrual of $817,000 (August 31, 2016 - $780,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $404,000 (August 31, 2016 - $390,000). The Company has recorded an accrual for all valid and active mining licenses.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Years ended,	Notes	August 31, 2017	August 31, 2016
Legal services	(i)	$82.455	$10,363
Rent	(ii)	$nil	$15,199
Consulting	(iii)	$203,274	$157,637
Consulting	(iv)	$172,330	$33,838

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2017, the legal expense charged by the firm was $82,455 (2016 - $10,363). As at August 31, 2017, $370,940 remains payable (August 31, 2016 - $327,766).

(ii) During the year ended August 31, 2017, $nil (2016 - $15,199) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

(iii) During the year ended August 31, 2017, $203,274 (2016 - $157,637) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iv) During the year ended August 31, 2017, $172,330 (2016 - $33,838) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

Management Discussion and Analysis

August 31, 2017

As at August 31, 2017, the Company has a receivable of $37,247 (August 31, 2016 - $3,903) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

As at August 31, 2017, the Company has a receivable of $nil (August 31, 2016 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

As at August 31, 2017, the remaining balance outstanding under capital lease obligations after the settlements described above is $56,631 (August 31, 2016 - $370,103) and is repayable within 1 year, as such, the capital lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended,	August 31, 2017		August 31, 2016
	Salaries and benefits (1)	Share based payments (2), (3), (4)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$525,102	$1,175,439	$245,962	$130,873
Directors	111,625	673,200	127,375	157,813
Total	$636,727	$1,848,639	$373,337	$288,686

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2) Compensation shares may carry restrictive legends.

(3) All RSU share based compensation is based on the accounting expense recorded in the year.

(4) All stock option share based compensation is based on the accounting expense recorded in the year.

Management Discussion and Analysis

August 31, 2017

As at August 31, 2017, included in trade and other payables is $638,000 (August 31, 2016 - $576,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2017 $nil (August 31, 2016 - $86,000) is outstanding. The balance is payable on demand, interest free, and unsecured.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 29, 2016, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 2,500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

Of the 2,500,000 shares authorized for issuance under the Plan, 2,114,853 (August 31, 2016 - 1,418,862) shares have been issued as at August 31, 2017.

Management Discussion and Analysis

August 31, 2017

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 6 of the August 31, 2017 audited consolidated financial statements for full disclosure.

Management Discussion and Analysis

August 31, 2017

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

August 31, 2017

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management Discussion and Analysis

August 31, 2017

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as fair value through profit and loss, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2017, or August 31, 2016.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2017, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $10,000 (2016 - $1,000).

Management Discussion and Analysis

August 31, 2017

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2017, the Company had current assets of $1,922,088 (August 31, 2016 - $1,032,319) and current liabilities of $8,474,464 (August 31, 2016 - $12,868,533). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $6,552,376 (August 31, 2016 - $11,836,214 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $573,000 on the consolidated statements of comprehensive loss.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 122,233,567 common shares outstanding, 4,562,901 share purchase warrants outstanding, 510,000 RSUs outstanding, and 7,332,000 stock options outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (April 2017). The production plans including financial analysis projections the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo. Management has recommended immediate implementation of the mining and processing plan once the renewal certificate has been received from the Ministry of Mines.

The Company continues exploring and evaluating various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. In addition, management decided that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit whose feasibility studies resulted in the application for a substantive Mining License that is still to be granted. The Luhala property holds modest but low cost gold extraction potential and still classified as an advanced stage exploration project. Kigosi project is a pre-production mining project whose development has been delayed due to recently enacted laws on mining in areas designated as game reserves.

Management Discussion and Analysis

August 31, 2017

Based on recommendations from the Executive Technical team, Management also adopted and implemented the decision to classify of all the company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for Joint venture & PLs to Discard/Abandon.

Five (5) critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally lumped up under Buckreef project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area as of 31st August 2017 are summarized in the sections below.

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Lunguya (e)	Total

Balance, September 1, 2015	$23,153,374	$12,208,394	$6,080,438	$3,354,062	$3,353,923	$48,150,191
Exploration expenditures:
Camp, field supplies and travel	386,911	23,354	-	-	-	410,265
License fees and exploration and field overhead	773,388	222,506	35,865	5,853	-	1,037,612
Geological consulting and field wages	261	-	-	-	-	261
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	-	-	-	-	-	-
Trenching and drilling	-	-	-	-	-	-
Recoveries	(279,203)	-	-	-	-	(279,203)
	881,357	245,860	35,865	5,853	-	1,168,935
	24,034,731	12,454,254	6,116,303	3,359,915	3,353,923	49,319,126
Write-offs	-	-	(153,588)	(8,757)	(3,353,923)	(3,516,268)
Balance, August 31, 2016	$24,034,731	$12,454,254	$5,962,715	$3,351,158	$-	$45,802,858
Exploration expenditures:
Camp, field supplies and travel	187,940	19,565	-	-	-	207,505
License fees and exploration and field overhead	2,527,005	67,942	17,738	5,988	-	2,618,673
Geological consulting and field wages	206,722	-	-	-	-	206,722
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	168,284	-	-	-	-	168,284
Trenching and drilling	-	-	-	-	-	-
Recoveries	(25,408)	-	-	-	-	(25,408)
Foreign exchange translation	(1,037,832)	(513,491)	(244,842)	(137,449)	-	(1,933,614)
	2,026,711	(425,984)	(227,104)	(131,461)	-	1,242,162
	26,061,442	12,028,270	5,735,611	3,219,697	-	47,045,020
Write-offs	-	(124,717)	-	-	-	(124,717)
Balance, August 31, 2017	$26,061,442	$11,903,553	$5,735,611	$3,219,697	$-	$46,920,303

Management Discussion and Analysis

August 31, 2017

Buckreef Project

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf). The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Project is fully-licensed for mining and extraction of gold.

The following cumulative work was completed up to 31st August 2017:

•	No mining or ore processing activities conducted at the Buckreef project during the year. Status of the project for the year-ended 31st August 2017 is still care and maintenance while we wait for the issuance of the renewed SML certificate.
•	Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st August 2017 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•	The disposition of the Ore stockpiled as of 31st August 2017, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).
•	A report updating the Buckreef Project was completed as part of the company's ongoing review of this project. Major Assumptions in the report included a gold price of $1250/oz, an effective Tax Rate of 15.25%; a Royalty Rate of 4.3%; transport refining cost of $15.00/oz Au and discount rate of 5%.

Buziba Project

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf). The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

During the reporting period, no fieldwork was conducted in the project area.

Management Discussion and Analysis

August 31, 2017

License Holding and Status (Buckreef & Buziba)

As of 10th November 2017, the Buckreef and Buziba projects had 13 PLs and 1 SML covering a surface area of 95.40km2. The license status and statutory liabilities for the two projects are as shown in the table below:

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
288	Nyambale (2) Busanda	PL6427/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.1	Active	Buckreef							0.0	Paid up to 2018
289	Mabamba	PL6428/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	3.0	Active	Buckreef							0.0	Paid up to 2018
295	Rwamagaza North	PL6429/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	20.0	Active	Buckreef							0.0	Paid up to 2018
291	Rwamagaza West	PL6430/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	8.9	Active	Buckreef							0.0	Paid up to 2018
290	Nyamalimbe (2) Geita	PL6431/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.7	Active	Buckreef							0.0	Paid up to 2018
294	Rwamagaza South	PL6432/10	12-Mar-10	21-Jun-10	20-Jun-17	20-May-18	20-Jun-18	2.0	Active	Buckreef							0.0	Paid up to 2018
293	Rwamagaza South	PL6544/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	2.6	Active	Buckreef							0.0	Paid up to 2018
284	Buziba	PL6545/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	5.3	Active	Buckreef							0.0	Paid up to 2018
292	Rwamagaza	PL6546/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	17.4	Active	Buckreef							0.0	Paid up to 2018
285	Buseresere	PL6547/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	5.3	Active	Buckreef							0.0	Paid up to 2018
287	Nyambare Boss-Reef	PL6548/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	1.9	Active	Buckreef							0.0	Paid up to 2018
286	Nyamalimbe	PL6549/10	30-Mar-10	12-Jul-10	11-Jul-17	11-Jun-18	11-Jul-18	2.7	Active	Buckreef							0.0	Paid up to 2018
381	Rwamagaza N., Geita	PL9968/14	21-Oct-13	10-Jul-14	9-Jul-17	9-Jun-23	9-Jul-23	5.6	Active	Buckreef							0.0	Paid up to 2018
296	Buckreef SML	SML04/92	12-Jun-00	12-Jun-00	11-Jun-17	11-Jun-26	11-Jun-27	16.0	Active (No SML cert)	Buckreef							0.0	Paid up to 2018
						TOTAL		95.38			0.00	0.00	0.00	0.00	0.00	0.00	0.00
						PENALTY (50%)							0.00	0.00
						GRAND TOTAL		95.38			0.00	0.00	0.00	0.00	0.00	0.00	0.00

•	PL and SML annual fees for 2017/2018 paid up.
•	The Buckreef Renewal Licence SML04/92 certificate issuance ceremony was postponed indefinitely by the Ministry of Energy and Minerals (MEM) after the Minister failed to sign the document as planned on 7th March 2017.

Exploration Projects and License Status

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management decided review, revamp and clean up the TRX PL portfolio with a view to discard certain licenses and/or alternatively farm them out in JV packages.

A detailed in-house geological review reports on each respective project area and its potential for discovery of gold mineralization were reviewed by the Executive Technical team and their recommendations are now being implemented. Four critical target projects were identified as Buckreef/Buziba project, Kigosi project, Itetemia project and Luhala project.

Concerted efforts to clear off all outstanding statutory liabilities for the PLs that make up the 4 projects that were identified as integral and critical to the TRX portfolio progressed well during the quarter. Brief descriptions of PL holdings for each respective project area are summarized below up to 31st August 2017.

Itetemia Project

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”). The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t: -

Management Discussion and Analysis

August 31, 2017

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. The Company re-submitted all documentation required for the conversion of the Itetemia PL into a Mining License at the request of the relevant authorities in the Ministry of Mines. A follow up on the Mining License renewal shows that the application is still under review.

As of the 31st August 2017, the retained portion of the Itetemia project area has 8 active PLs and 1 ML application all covering a surface area of 41.23km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
	Itetemia ML	App no/01722	04-Nov-15					4.99	Application	Tancan						14,970.00	14,970.00	Application under review
253	Itetemia	PL6059/2009	18-May-07	03-Dec-09	30-Dec-16	30-Nov-17	30-Dec-17	9.24	Active	Tancan					1,848.00		1,848.00	Renewal Applic due Nov 2017
261	Itetemia	PL6520/2010	01-Nov-07	13-Aug-10	12-Aug-16	12-Jul-16	12-Aug-16	4.32	Pending Renewal	Tanzam		500.00			648.00		1,148.00	Renewal Applic submitted
104	Itetemia	PL8638/2012	02-Nov-10	21-Dec-12	20-Dec-15	20-Nov-16	20-Dec-16	4.21	Pending Renewal	Tancan		500.00		421.00	421.00		1,342.00	Renewal Applic submitted
322	Itetemia	PL8661/2012	18-May-09	24-Dec-12	23-Dec-15	23-Nov-16	23-Dec-16	4.62	Pending Renewal	Tancan		500.00		462.00	462.00		1,424.00	Renewal Applic submitted
341	Itetemia	PL8958/2013	14-Jun-10	08-Feb-13	7-Feb-16	07-Jan-17	07-Feb-17	2.27	Pending Renewal	Tancan		500.00			227.00		727.00	Renewal Applic submitted
84	Itetemia	PL9198/2013	19-Sep-11	21-Jun-13	20-Jun-16	20-May-17	20-Jun-17	4.62	Active	Wakawaka	300.00				462.00		762.00	Renewal Applic overdue May 2017
357	Itetemia	PL9229/2013	16-Jun-08	21-Jun-13	20-Jun-16	20-May-17	20-Jun-17	4.69	Active	Tancan	300.00				469.00		769.00	Renewal Applic overdue May 2017
166	Itetemia	PL9374/2013	15-Oct-12	04-Oct-13	3-Oct-16	03-Sep-17	03-Oct-17	2.27	Active	Tanzam	300.00				227.00		527.00	Renewal Applic due Sept 2017
						TOTAL		41.23			900.00	2,000.00	0.00	883.00	4,764.00	14,970.00	22,990.00
						PENALTY (50%)							0.00	441.50	2,382.00		11,495.00
						GRAND TOTAL		41.23			900.00	2,000.00	0.00	1,324.50	7,146.00	14,970.00	34,485.00

•	All the Itetemia PLs nominated for retention by the company have outstanding annual fee payments as shown above.
•	Two (2) PLs expired in June 2017 and applications for renewal are now overdue while one (1) PL will expire in October 2017 and is now due for renewal application submission.
•	Renewal applications for 4 of the critical licenses are still being processed and application fee payment was completed and posted online. We now await offer letters.
•	The ML application is still under review for close to 2 years now and no response on the delayed application have been received from MEM offices. The ML application covers three (3) licenses viz 9198/2013, 9229/2013 & 9374/2013 that have now also expired or are soon to expire.

Management Discussion and Analysis

August 31, 2017

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

Gold Mine development plans at Kigosi continue to be shelved mainly since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve. Historical exploration on the project established a resource as shown in table below.

Kigosi Gold Project: Historical published Resource/Reserve results

Table 67 : Kigosi Project Resource Statement - 1st September 2009

PROSPECT / LOCATION	REEF	RESOURCE CATEGORY	VOLUME (m^3)	SG (t/m^3)	IN SITU TONNAGE	AVE GRADE (g/t)	GOLD CONTENT (kg)	GOLD CONTENT (Troy oz)
Luhwaika	Main	Measured	1,475,233	2.50	3,692,508	1.42	5,256	168,987
		Indicated	373,866	2.50	935,000	1.14	1,065	34,252
	TOTAL / AVE MAIN REEF		**1,849,099**	**2.50**	**4,627,508**	**1.37**	**6,321**	**203,239**
	West	Measured	1,438,190	2.49	3,579,401	0.60	2,152	69,189
		Indicated	234,857	2.49	584,000	0.57	333	10,694
	TOTAL / AVE WEST REEF		**1,673,047**	**2.49**	**4,163,401**	**0.60**	**2,485**	**79,883**
	Quartz rubble	Measured	-	-	-	-	-	-
		Indicated	1,486,862	2.62	3,889,000	0.83	3,225	103,681
	TOTAL / AVE QUARTZ RUBBLE		**1,486,862**	**2.62**	**3,889,000**	**0.83**	**3,225**	**103,681**
TOTAL / AVE LUHWAIKA			**5,009,008**	**2.53**	**12,679,909**	**0.95**	**12,031**	**386,803**
Igunda	A	Measured	-	-	-	-	-	-
		Indicated	64,415	2.80	180,000	3.68	662	21,288
	TOTAL / AVE A REEF		**64,415**	**2.79**	**180,000**	**3.68**	**662**	**21,288**
	B	Measured	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-
	TOTAL / AVE B REEF		**-**	**-**	**-**	**-**	**-**	**-**
TOTAL / AVE IGUNDA			**64,415**	**2.79**	**180,000**	**3.68**	**662**	**21,288**
TOTAL / AVE KIGOSI MEASURED & INDICATED			**5,073,423**	**2.53**	**12,859,909**	**0.99**	**12,693**	**408,091**

The table below shows the status (as of 31st August 2017) of the Kigosi Project license portfolio (identified as critical to the project) has 13 active PLs and 1 ML all covering a surface area of 177.01km2. The license status and statutory liabilities are as shown in the table below:

Management Discussion and Analysis

August 31, 2017

Kigosi Gold Project PL Portfolio Status – PLs Proposed for Retaining

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Comment
368	Kigosi	ML 496/2013	09-Nov-12	11-Oct-13	10-Oct-14	10-Oct-21	10-Oct-23	9.91	Active	Tanzam						29,730.00	29,730.00	Paid up?
379	Kigosi	PL 9712/2014	25-Feb-11	08-May-14	7-May-15	07-Apr-18	07-May-18	13.97	Active	Pamwe Tutafika				2,794.00	2,794.00	2,794.00	8,382.00	Outstanding payments
162	Kigosi	PL10140/2014	22-Aug-12	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	2.49	Active	Tancan				498.00	498.00	498.00	1,494.00	Outstanding payments
382	Kigosi	PL10169/2014	02-May-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	12.16	Active	Tancan				2,432.00	2,432.00	2,432.00	7,296.00	Outstanding payments
20	Kigosi	PL10170/2014	15-Oct-13	29-Aug-14	29-Aug-15	28-Jul-18	28-Aug-18	14.9	Active	Tanzam				2,980.00	2,980.00	2,980.00	8,940.00	Outstanding payments
385	Kigosi	PL10171/2014	13-Dec-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	22.69	Active	Tanzam				4,538.00	4,538.00	4,538.00	13,614.00	Outstanding payments
216	Kigosi	PL10184/2014	15-Oct-13	29-Aug-14	28-Aug-15	28-Jul-18	28-Aug-18	19.5	Active	Tanzam				3,900.00	3,900.00	3,900.00	11,700.00	Outstanding payments
159	Kigosi	PL10277/2014	22-Aug-12	25-Sep-14	26-Sep-15	24-Aug-18	24-Sep-18	21.18	Active - In Default	Tancan					4,236.00	4,236.00	8,472.00	Outstanding payments
45	Kigosi	PL6273/2009	05-Dec-08	31-Dec-09	30-Dec-14	30-Nov-17	30-Dec-17	5.44	Active	Tanzam			1,088.00	1,088.00	1,088.00		3,264.00	Renewal Applic due Nov 2017
264	Kigosi	PL6564/2010	22-Apr-08	13-Aug-10	12-Aug-15	12-Jul-16	12-Aug-16	20.46	Active	Tancan	300.00	500.00		4,092.00	4,092.00		8,984.00	Renewal Applic overdue July 2016
339	Kigosi	PL8921/2013	22-Apr-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	2.95	Active-Expired	Tancan	300.00	500.00		590.00	590.00		1,980.00	Renewal Applic overdue Jan 2017
338	Kigosi	PL8925/2013	22-Apr-10	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	21.65	Active-Expired	Tancan	300.00	500.00		4,330.00	4,330.00		9,460.00	Renewal Applic overdue Jan 2017
330	Kigosi	PL8938/2013	22-Apr-08	08-Feb-13	7-Feb-15	07-Jan-17	07-Feb-17	5.51	Active-Expired	Tancan	300.00	500.00		1,102.00	1,102.00		3,004.00	Renewal Applic overdue Jan 2017
96	Kigosi	PL9785/2014	01-Mar-12	05-Jun-14	4-Jun-15	04-May-18	04-Jun-18	4.2	Active	Tancan				840.00	840.00	840.00	2,520.00	Outstanding payments
						TOTAL		177.01			1,200.00	2,000.00	1,088.00	29,184.00	33,420.00	51,948.00	66,892.00
						PENALTY (50%)							15,409.00	14,592.00	16,710.00		46,711.00
						GRAND TOTAL		177.01			1,200.00	2,000.00	16,497.00	43,776.00	50,130.00	51,948.00	113,603.00

•	All the Kigosi PLs nominated for retention by the company have outstanding annual fee payments.
•	Kigosi ML payments all up to date and the 2017/2018 annual fees are due in October 2017.
•	PLs highlighted in red text have technically expired and no renewal application has been submitted due to the outstanding annual fee payments and prevailing uncertainty with the new laws enacted recently with especial reference to game reserves.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Management Discussion and Analysis

August 31, 2017

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

At the end of this reporting quarter critical Luhala project area had 2 PLs covering a surface area of 17.31km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status - PLs Proposed for Retaining

Book #	Licence Name	PL_ID	Application Date	Granted Date	Rent Paid To	Renewal Submission Date	Expiry Date	Area (km2)	Status	Company_ID	Application Fee (US$)	Preparation Fee (US$)	Annual Rent (US$- 2014/15)	Annual Rent (US$- 2015/16)	Annual Rent (US$- 2016/17)	Annual Rent (US$- 2017/18)	Total (US$)	Status
340	Luhala	PL8937/2013	14-Jun-10	08-Feb-13	07-Feb-15	07-Jan-17	07-Feb-17	3.45	Pending Renewal	Tanzam		500.00					500.00	Application submitted
102	Luhala	PL5278/2009	15-Jun-10	13-Feb-09	12-Feb-15	12-Jan-17	12-Feb-17	13.86	Pending Extension	Tancan		500.00					500.00	Application submitted
						TOTAL		17.31			0.00	1,000.00	0.00	0.00	0.00		1,000.00
						PENALTY (50%)								0.00	0.00		0.00
						GRAND TOTAL		17.31			0.00	1,000.00	0.00	0.00	0.00		1,000.00

•	Payment of outstanding annual fees for the critical Luhala PLs was completed as one of the conditions to submit renewal or extension applications.
•	Online renewal application for PL8937/2013 was successfully lodged on the MEM portal. Application fee payment has been done and posted inline.
•	Response from MEM awaited.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences. Efforts to revamp and clean up our current presentation of the TRX PL portifolio are at an advanced stage.

Management Discussion and Analysis

August 31, 2017

The technical team that was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped will finalize reviews of the rest of the land holdings in the next reporting quarter as part of our ongoing efforts to revamp the land holdings. This exercise was necessitated by the need to establish all outstanding, current and future financial liabilities and obligations arising from our total land-holdings. The total liabilities of unpaid rents including the penalties is around US$1,114,125.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2017 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P. Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2017 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings. Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies. These limitations include limited personnel available for such work, geographical logistics and human error among others. The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR. Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2017 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards. Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2017 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2017 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management Discussion and Analysis

August 31, 2017

During the current period there have been no changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.